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                                                                 EXHIBIT 99.G.13

JOINTLY SUMBITTED BY
THE UNDERSIGNED COUNSEL

                                 DISTRICT COURT

                              CLARK COUNTY, NEVADA

IN RE HERBALIFE INTERNATIONAL,      )    Case No.   A408158
INC. LITIGATION                     )    Dept.      XVIII
                                    )
This Document Relates to:           )
All Actions                         )    DATE:       1/7/2000
                                    )    TIME:       5:00 p.m.
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                            STIPULATION OF SETTLEMENT

     This Stipulation of Settlement (the "Stipulation"), dated as of January 6, 2000, is made and entered into by and among the following parties (as defined further in Section V herein) to the above-entitled action: (i) the Representative Plaintiffs (as defined below), on behalf of themselves and each of the Settlement Class Members (as defined below), by and through their counsel of record in the action; and (ii) the Defendants (as defined below), by and through their counsel of record in the Class Action (collectively, the "Settling Parties"). This Stipulation is intended by the Settling Parties to fully, finally and forever resolve, discharge and settle the Released Claims (as defined herein), upon and subject to the terms and conditions thereof.

     I. THE CLASS ACTION AND RELATED LITIGATION

     A. The Class Actions

     On September 14, 15, and 22, 1999, the plaintiffs filed four separate but related class action lawsuits in this Court challenging a proposed transaction that was publicly announced on September 13, 1999, pursuant to which Mark Hughes (through entities controlled by him) was to purchase all publicly held shares of Herbalife International, Inc. ("Herbalife" or the "Company") for $17.00 in cash per share (the "Proposed Transaction"). The four lawsuits were (1) Tharp, et al.
v. Herbalife International, Inc., et al., Case No. A 408158; (2) MacFarlan, et al. v. Herbalife International, Inc., et al., Case No. A 408159; (3) Fruscone, et al. v. Herbalife International, Inc., et al., Case No. A 408478; and (4) Coyle, et al. v. Herbalife International, Inc., et al., Case No. 408466. Pursuant to a stipulation of the parties that was entered by the Court as Pre-Trial Order No. 1 on or about October 6, 1999, the lawsuits were consolidated, and the plaintiffs filed a consolidated complaint (the "Complaint") on or about October 11, 1999, under the caption In re: Herbalife International, Inc., Litigation, Case No. A 408158 (the "Class Action").(1)

     The Class Action is brought on behalf of the public stockholders of Herbalife and the holders of DECS securities relating to Herbalife that were issued by DECS Trust III, a Delaware business trust, in March 1998. The Complaint alleges breach of fiduciary duty by certain Company executives for pursuing, and by the Company's board of directors for approving, the Proposed Transaction. Named as defendants in the Class Action are Herbalife, Mark Hughes, Michael E. Rosen, Christopher Pair, Edward J. Hall, Christopher M. Miner, Alan
D. Liker, Timothy Gerrity and Robert Sandler.

     The Complaint alleges, among other things, that the price to be paid to Herbalife's public stockholders in the Proposed Transaction is inadequate. Under the terms of the Proposed Transaction, Mark Hughes (through entities controlled by him) would acquire all of the Herbalife shares not already owned by him or his affiliated entities at $17.00 per share in cash, and thereby become the sole owner of the Company. Herbalife has two classes of common stock, Class A stock and Class B stock. Mr. Hughes currently owns over 50% of both classes: approximately 54% of the Class A stock and 58% of the Class B stock.


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         (1) In addition to the four lawsuits that were filed in this Court, eight class action lawsuits were filed in Los Angeles County Superior Court challenging the Proposed Transaction (the "California Actions"). By stipulation of the parties to those actions, all California proceedings have been stayed pending the outcome of the Class Action in this Court. The Class Action and the California lawsuits are referred to collectively herein as the "Litigation."

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     On September 13, 1999, the Company announced the Proposed Transaction, pursuant to which Mr. Hughes (through entities controlled by him) has made a tender offer for all Herbalife shares owned by the public at a price of $17.00 per share in cash, to be followed by a merger transaction, in which the stockholders (other than those who properly exercise state law dissenters' rights) who do not tender will receive $17.00 per share in cash in exchange for their shares. The Proposed Transaction is conditioned on over 50% of the public holders of both the Class A and Class B stock tendering their shares in the tender offer. Additionally, pursuant to the Proposed Transaction Mr. Hughes would pay to DECS Trust III approximately $89 million to release approximately 5 million Class B Herbalife shares pledged to DECS Trust III for the benefit of DECS holders.

     The Complaint alleges that the Proposed Transaction is unfair to Herbalife's public stockholders. Plaintiffs allege that the transaction was timed to unfairly take advantage of the fact that the Company's stock price had been adversely affected by global economic trends. Plaintiffs further allege that the committee of directors (the "Special Committee") that was formed by Herbalife's board of directors to negotiate the terms of the Proposed Transaction with Mr. Hughes was not independent. Additionally, plaintiffs allege that the projections of the Company's future financial performance that were provided to the Special Committee were unduly conservative. Plaintiffs further allege that the fairness opinion rendered by the Special Committee's financial advisor is illusory because the opinion is based in part on Herbalife's projections. Additionally, plaintiffs allege that defendants failed to disclose to the Company's public stockholders: (1) that the projections provided to the Special Committee were unduly conservative; (2) that the Company plans to conduct an initial public offering of its Japanese subsidiary in the near future; and (3) that an outside firm had expressed interest in pursuing a different transaction in which the Company's public stockholders would be bought out. Plaintiffs further allege that the defendants have engaged in self-dealing in that the exercise price of certain stock options was lowered to prevailing market prices in late 1998, which had the effect of increasing the value of their stock options in the Proposed Transaction.

     II. PRE-TRIAL PROCEEDINGS AND INVESTIGATION

     A. Discovery, Investigation, And Research Conducted By Plaintiffs

     Representative Plaintiffs Counsel has conducted discovery and investigation during the prosecution of the Litigation. This discovery and investigation has included, inter alia, (i) service of expedited discovery requests, and review and inspection of voluminous documents produced by Defendants in response thereto; (ii) the expedited depositions of the Chairman of the Special Committee, Mr. Hughes, two members of Herbalife's senior management, Mr. Hughes' financial advisor, and the Special Committee's financial advisor; (iii) service of subpoenas on non-parties, and review of documents produced in response thereto; (iv) consultations with a valuation expert; (v) review of Herbalife's public filings, annual reports, and other public statements; and (vi) research of the applicable law with respect to the claims asserted in the Litigation and the potential defenses thereto.

     B. Pre-Trial Proceedings

     On October 6, 1999, the Court entered Pre-Trial Order No. 1. Pursuant to that Order, as amended, the parties engaged in expedited discovery that included Defendants' production of documents, and the depositions in October 1999 of the Chairman of the Special Committee, the Special Committee's financial advisor, and two members of Herbalife's senior management. Additionally, in November 1999, plaintiffs took the depositions of Mr. Hughes and of his financial advisor.

     On December 7, 1999, plaintiffs filed their Motion for Preliminary Injunction and supporting papers seeking an order from this Court enjoining the Proposed Transaction. The parties have agreed to take the hearing on the Motion for Preliminary Injunction off calendar in light of the proposed settlement.

     C. Settlement Negotiations

     From November 1999 through January 2000, the Parties conducted extensive arms' length settlement discussions, in which the Parties, among other things, presented their respective views regarding the merits of the Litigation and related defenses, the evidence, and valuation analyses.

     Based on the prosecution of the Class Action, including plaintiffs' Motion for a Preliminary Injunction, Defendants have agreed to provide the Settlement Class Members with the benefits described in this Stipulation in exchange for the Releases set forth in P. 5 below.

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     III. CLAIMS OF THE REPRESENTATIVE PLAINTIFFS AND BENEFITS OF SETTLEMENT

     The Representative Plaintiffs believe that the claims asserted in the Litigation have merit and that the evidence developed to date in the Litigation supports the claims asserted. The Representative Plaintiffs assert, and believe they would present supporting evidence at trial, that the Proposed Transaction is unfair to Herbalife's public stockholders.

     However, Representative Plaintiffs Counsel recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Litigation against the Defendants through trial and through appeals. Representative Plaintiffs Counsel also have taken into account the uncertain outcome and the risk of any litigation, especially in complex actions such as the Litigation, as well as the difficulties and delays inherent in such litigation. Representative Plaintiffs Counsel also are mindful of the inherent problems of proof under and possible defenses to the claims asserted in the Litigation.

     In light of the foregoing, Representative Plaintiffs Counsel believe that the settlement set forth in this Stipulation confers substantial benefits upon the Settlement Class (as defined below) and Settlement Class Members. As described below, Defendants have agreed to pay an additional $0.81 per share to Herbalife's public stockholders (and the holders of the DECS securities). Based on the Settlement Class Members owning approximately 17.36 million Herbalife shares (including DECS), the $0.81 additional payment represents a benefit to the Settlement Class Members of over $14 million. The Individual Defendants will not receive this additional payment, nor will other Herbalife employees with respect to stock options that were repriced in 1998. Defendants have also agreed to request an opinion by the Special Committee's financial advisor that the consideration to be received by the Company's public stockholders is fair, from a financial point of view, and the proposed settlement is contingent on Defendants receiving such an opinion. Furthermore, although the period for Herbalife stockholders to exercise dissenters' rights expired on October 25, 1999, Defendants have agreed to reopen the period for the exercise of dissenters' rights until January 28, 2000, the current expiration date for the tender offer. If the tender offer is extended, the deadline for the exercise of dissenters' rights will be similarly extended, but in no event later than February 14, 2000. The settlement further protects the interests of Herbalife's public stockholders because Defendants, who have stated that the Company has no current plans to conduct an initial public offering of its Japanese subsidiary, have agreed to share the proceeds of any such offering with the Company's current stockholders should one occur on or before July 6, 2001. Additionally, Defendants have agreed to supplement their disclosures concerning certain discussions that occurred with the firm of Saunders, Karp & Megrue in 1998 and 1999, and concerning the Company's projections of future earnings and how the Company's 1999 projections compare with actual results, so that Herbalife stockholders will be better informed in deciding whether to tender their shares in the tender offer. Based on their evaluation, Representative Plaintiffs Counsel have determined that the settlement set forth in this Stipulation is in the best interests of the Representative Plaintiffs and the Settlement Class.

     IV. DEFENDANTS' STATEMENT AND DENIALS OF WRONGDOING AND LIABILITY

     The Defendants have denied and continue to deny each and all of the claims and contentions alleged by the Representative Plaintiffs on behalf of the Settlement Class. The Defendants have also denied and continue to deny, inter alia, the allegation that the price to be paid in the Proposed Transaction is unfair to Herbalife's public stockholders, and that the Representative Plaintiffs or the Settlement Class were harmed by the conduct alleged in the Litigation. Defendants believe that they followed the proper procedures in negotiating the Proposed Transaction, and that the Proposed Transaction is entirely fair to the Representative Plaintiffs and the Settlement Class.

     Nonetheless, the Defendants have concluded that further conduct of the Litigation would be protracted and expensive, and that it is desirable that the Litigation be fully and finally settled in the manner and upon the terms and conditions set forth in this Stipulation in order to limit further expense, inconvenience and distraction, to dispose of the burden of protracted litigation, to permit the operation of the Company's business without further distraction and diversion of the Company's executive personnel with respect to matters at issue in this Litigation, and to allow the Proposed Transaction to go forward as modified by this Stipulation in order that the Company's public stockholders may have the opportunity to choose whether to accept Mr. Hughes' tender offer. The Defendants also have taken into account the uncertainty and risks inherent in any litigation, especially in complex cases like this Litigation.


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         The Defendants have, therefore, determined that it is desirable and beneficial to them that the Litigation be settled in the manner and upon the terms and conditions set forth in this Stipulation. The Defendants enter into this Stipulation and settlement without in any way acknowledging any fault, liability, or wrongdoing of any kind. There has been no adverse determination by any court or otherwise against any of the Defendants on the merits of the claims asserted by the Representative Plaintiffs. Neither this Stipulation, nor any of its terms or provisions, nor any of the negotiations or proceedings connected with it, shall be construed as an admission or concession by any of the Defendants of the merit or truth of any of the allegations or wrongdoing of any kind on the part of any of the Defendants. The Defendants enter into this Stipulation and settlement based upon, among other things, the parties' agreement herein that, to the fullest extent permitted by law, neither this Stipulation nor any of its terms or provisions, nor any of the negotiations or proceedings connected therewith, shall be offered as evidence in the Litigation or in any pending or future civil, criminal, or administrative action or other proceeding to establish any liability or admission by any of the Defendants or any of their respective Related Entities or any other matter adverse to any of the Defendants or any of their respective Related Entities, except as expressly set forth herein.

     V. TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT

     NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among the Representative Plaintiffs (for themselves and the Settlement Class Members), and the Defendants, by and through their respective counsel of record, that, subject to the approval of the Court, the Litigation and the Released Claims shall be finally and fully compromised, settled and released, and the Litigation shall be dismissed with prejudice, upon and subject to the terms and conditions of this Stipulation as follows:

     1. Definitions

     As used in this Stipulation the following terms have the meanings specified below:

     1.1 "Closing" shall have the meaning given in the Merger Agreement.(2)

     1.2 "Company" or "Herbalife" means defendant Herbalife International, Inc., a Nevada corporation, and all of its predecessors, successors, present and former parents, subsidiaries, divisions and related or affiliated entities.

     1.3 "DECS" means the DECS securities issued by DECS Trust III, a Delaware business trust, pursuant to an underwritten registered offering in 1998.

     1.4 "Defendants" means Herbalife, Mark Hughes, Michael E. Rosen, Christopher Pair, Edward J. Hall, Christopher M. Miner, Alan D. Liker, Timothy Gerrity and Robert Sandler.

     1.5 "Depositary" shall have the meaning given in the Offer to Purchase.

     1.6 "Effective Date" means the first date by which all of the events and conditions specified in Section V, P. 6.1(a)-(e) of this Stipulation have been met and have occurred.

     1.7 "Expiration Date" shall have the meaning given in the Offer to Purchase.

     1.8 "Final" means: (i) The date of final affirmance on an appeal from the Judgment, the expiration of the time for a petition for a writ of certiorari to review the Judgment and, if certiorari be granted, the date of final affirmance of the Judgment following review pursuant to that grant; or (ii) the date of final dismissal of any appeal from the Judgment or the final dismissal of any proceeding on certiorari to review the Judgment; or (iii) if no appeal is filed, the expiration date of the time for the filing or noticing of any appeal from the Court's judgment approving this Stipulation substantially in the form and content of Exhibit "B" attached hereto.

     1.9 "Individual Defendants" means Mark Hughes, Michael E. Rosen, Christopher Pair, Edward J. Hall, Christopher M. Miner, Alan D. Liker, Timothy Gerrity and Robert Sandler.

     1.10 "Judgment" means the judgment to be rendered by the Court dismissing the Class Action with prejudice, substantially in the form and content attached hereto as Exhibit "BA."

     1.11 "Merger" shall have the meaning given in the Merger Agreement.

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         (2) The Merger Agreement is included as Annex A to the Offer to
Purchase, a true and correct copy of which is attached hereto as Exhibit "C."


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     1.12 "Merger Agreement" shall mean the Agreement and Plan of Merger dated
September 13, 1999, among MH Millennium Holdings LLC, MH Millennium Acquisition Corp., Mark Hughes, the Mark Hughes Family Trust and Herbalife International, Inc.

     1.13 "Merger Consideration" shall have the meaning given in the Offer to Purchase.

     1.14 "Offer Price" shall have the meaning given in the Offer to Purchase.

     1.15 "Offer to Purchase" shall mean the Offer to Purchase for Cash All Outstanding Shares of Class A Common Stock and Class B Common Stock of Herbalife International, Inc. by MH Millennium Acquisition Corp., a wholly owned subsidiary of MH Millennium Holdings LLC for $17.00 Net Per Share dated September 17, 1999, as amended.

     1.16 "Parties" means, collectively, each of the Defendants and the Representative Plaintiffs on behalf of themselves and the members of the Settlement Class.

     1.17 "Paying Agent" shall have the meaning given in the Merger Agreement.

     1.18 "Person" means an individual, corporation (including all divisions and subsidiaries), partnership, limited partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assigns.

     1.19 "Plaintiffs' Settlement Counsel" means: Milberg Weiss Bershad Hynes & Lerach LLP, Robert A. Wallner, One Pennsylvania Plaza, New York, New York 10119,
Telephone: 212/594-5300; Abbey, Gardy & Squitieri, LLP, Stephen J. Fearon, Jr., 212 East 39th Street, New York, New York 10016, Telephone: 212/889-3700.

     1.20 "Purchaser" shall have the meaning given in the Offer to Purchase.

     1.21 "Related Parties" means each of a Defendant's past or present directors, officers, employees, partners, principals, agents, underwriters, insurers, co-insurers, reinsurers, controlling shareholders, any entity in which the Defendant and/or any member(s) of any Defendant's immediate family has or have a controlling interest, attorneys, accountants, auditors, banks, investment banks or investment bankers, advisors, personal or legal representatives, insurers, reinsurers, predecessors, successors, parents, subsidiaries, divisions, joint ventures, assigns, spouses, heirs, associates, related or affiliated entities, any members of their immediate families, or any trust of which any Defendant is the trustee or settlor or which is for the benefit of any Defendant and/or member(s) of his family.

     1.22 "Released Claims" shall collectively mean all claims (including "Unknown Claims" as defined in P. 1.29 hereof), demands, rights, liabilities and causes of action of every nature and description whatsoever, known or unknown, whether in contract, tort, equity or otherwise, whether or not concealed or hidden, asserted or that might have been asserted in this or any other forum or proceeding, including, without limitation, claims for negligence, gross negligence, indemnification, breach of duty of care and/or breach of duty of loyalty, fraud, misrepresentation, breach of fiduciary duty, negligent misrepresentation, unfair competition, insider trading, professional negligence, mismanagement, corporate waste, breach of contract, or violations of any state or federal statutes, rules or regulations, by or on behalf of the Representative Plaintiffs, the Settlement Class, or any Settlement Class Member against the Released Persons (as defined below) which are based upon or related to the Proposed Transaction or to the facts, transactions, events, occurrences, acts, disclosures, statements, omissions or failures to act which were or could have been alleged in the Litigation, or in any other forum, based upon, relating to or arising from the facts which were alleged in any papers filed in the Litigation except (i) dissenters' rights under state law by Settlement Class Members who have validly asserted and perfected dissenters' rights claims, and
(ii) claims relating to the enforcement of this Stipulation.

     1.23 "Released Persons" means each and all of the Defendants and their respective Related Parties.

     1.24 "Representative Plaintiffs" means Colleen M. Tharp, Francis MacFarlan, Patricia Lisa, Harbor Finance Partners, Stuart H. Savett, Kevin Coyle, Kenneth Schweitzer, Rae Ellen Plattus, Lee Brenin, Michael Vaupel, and John Hedderman.

     1.25 "Representative Plaintiffs Counsel" means each counsel who has appeared as counsel for any of the plaintiffs in the Litigation.


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     1.26 "Settlement Class" means all Persons (except Defendants, members of the immediate family of any Defendant, any entity in which any Defendant has a controlling ownership interest, Herbalife employees who have been awarded stock options pursuant to the Company's stock option plan (in their capacity as holders of such stock options), and the legal representatives, heirs, successors or assigns of any such excluded party) who own Herbalife stock that is purchased in the Proposed Transaction, or who exercise dissenters' rights, and all holders of DECS securities issued by DECS Trust III, a Delaware business trust, as of the date of the Closing.

     1.27 "Settlement Class Member" or "Member of the Settlement Class" means a Person who falls within the definition of the Settlement Class as set forth in
P. 1.26, above.

     1.28 "Tender Offer" shall mean the tender offer contained in the Offer to Purchase.

     1.29 "Unknown Claims" means any Released Claims which the Representative Plaintiffs or any Settlement Class Member does not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons which, if known by him, her or it, might have affected his, her or its settlement with and release of the Released Persons, or might have affected his, her or its decision not to object to this settlement or to exercise dissenters' rights. With respect to any and all Released Claims, the Parties stipulate and agree that, upon the Effective Date, the Representative Plaintiffs expressly waive and relinquish, and the Settlement Class Members shall be deemed to have, and by operation of the Judgment shall have expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, which provides:

     A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

The Representative Plaintiffs expressly waive and the Settlement Class Members shall be deemed to, and upon the Effective Date and by operation of the Judgment shall have waived any and all provisions, rights and benefits conferred by any law of the United States or of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Section 1542 of the California Civil Code. The Representative Plaintiffs and the Settlement Class Members may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Released Claims, but each of them hereby stipulate and agree that the Representative Plaintiffs do settle and release, and each Settlement Class Member shall be deemed to, upon the Effective Date and by operation of the Judgment shall have, fully, finally, and forever settled and released any and all Released Claims upon any theory of law or equity, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. The Parties acknowledge that the foregoing waiver was bargained for and a key element of the settlement of which this release is a part.

     2. The Settlement

     In consideration of the Releases provide for in P. 5 herein, Defendants agree to the following terms:

     2.1 Price Increase

     In addition to the $17.00 per share to be received in the Proposed Transaction, the Purchaser shall cause the Settlement Class (except for holders of Herbalife Class A or Class B common stock who have provided or subsequently provide the Company with written notice asserting dissenters' rights) to receive a payment of $0.81 for each Class A or Class B share or DECS security (the "Settlement Payment") as follows:

          (a) If the Judgment becomes Final before the Expiration Date of the Tender Offer, the Settlement Payment shall be made (i) to any Settlement Class Members whose Herbalife shares have been accepted for payment in the Tender Offer, simultaneously with the payment of the Offer Price by delivery of the Settlement Payment to the Depositary for transmission to the tendering Settlement Class Members; (ii) to any other Member of the Settlement Class (other than holders seeking to perfect dissenters' rights, unless and until dissenters' rights have been waived or relinquished), except as provided in clause (iii) following, simultaneously with the payment of the Merger Consideration by delivery of the Settlement Payment to the Paying Agent for transmission to such Settlement Class Members whose shares are cancelled in the Merger; and (iii) to the Settlement Class Members with respect to their holdings of DECS, by delivery of the Settlement Payment to the trustee of DECS Trust III for transmission to such Settlement Class Members in accordance with the terms of the trust governing DECS Trust III;

          (b) If the Judgment becomes Final after the Expiration Date of the Tender Offer, but before the Closing of the Merger, the Settlement Payment shall be made to all Settlement Class Members (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished) at the same time as the Merger Consideration is paid to members of the Settlement Class who did not tender their Herbalife shares in the Tender Offer by delivery of the Settlement Payment (i) in the case of Settlement Class Members whose Herbalife shares were accepted for payment in the Tender Offer, to the Depositary, which shall be instructed to make a supplemental payment, in the amount of the Settlement Payment, to such Settlement Class Members; (ii) in the case of any other Settlement Class Member (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished), except as provided in clause (iii) following, to the Paying Agent for transmission to such Settlement Class Members whose shares are cancelled in the Merger; and (iii) to the Settlement Class Members with respect to their holdings of DECS, to the trustee of DECS Trust III for transmission to such Settlement Class Members in accordance with the terms of the trust governing DECS Trust III;

          (c) If the Judgment becomes Final after the Closing of the Merger, the Settlement Payment shall be made to all Settlement Class Members (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished) within 10 business days of the date upon which the Judgment becomes Final by delivery of the Settlement Payment (i) in the case of Settlement Class Members whose Herbalife shares were accepted for payment in the Tender Offer, to the Depositary, which shall be instructed to make a supplemental payment, in the amount of the Settlement Payment, to such Settlement Class Members; (ii) in the case of any other Settlement Class Member (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished), except as provided in clause (iii) following, to the Paying Agent, which shall be instructed to make a supplemental payment, in the amount of the Settlement Payment, to such Settlement Class Members; and (iii) to the Settlement Class Members with respect to their holdings of DECS, to the trustee of DECS Trust III for transmission to such Settlement Class Members in accordance with the terms of the trust governing DECS Trust III.

     2.2 Bringdown Of Fairness Opinion By The Special Committee's Independent Financial Advisor

     Defendants have obtained an opinion from the Special Committee's financial advisor that $17.00 per share is fair, from a financial point of view, to the stockholders of Herbalife as of September 13, 1999.

     Defendants hereby agree to request an opinion from the Special Committee's independent financial advisor that $17.00 per share, plus the Settlement Payment of $0.81 per share, for total compensation of $17.81 per share, is fair, from a financial point of view, to the public stockholders of Herbalife.

     2.3 Reopening And Modification Of Appraisal Rights

     Although Nevada law did not require Herbalife to provide stockholders with dissenters' rights in connection with the Merger, the Company agreed in the Merger Agreement to grant stockholders the right to dissent from the Merger by delivery of a written notice to the Company prior to October 25, 1999. The Merger Agreement further provides that if dissenters' rights are exercised with respect to more than 3% of the Company's outstanding stock, then the Purchaser may cancel the Proposed Transaction.

     Defendants hereby agree to reopen the period for the exercise of dissenters rights until January 28, 2000, the current expiration date for the tender offer. If the tender offer is extended, the deadline for the exercise of dissenters' rights will be similarly extended, but in no event later than February 14, 2000. Additionally, Defendants agree that the Purchaser may cancel the Proposed Transaction only if dissenters' rights are exercised with respect to more than 5% of the Company's outstanding stock.

     2.4 Initial Public Offering Of Herbalife Of Japan

     Defendants have stated that Herbalife has no current intention to conduct an initial public offering ("IPO") of Herbalife of Japan. Plaintiffs have questioned this statement.

     Defendants hereby agree that if an IPO of Herbalife of Japan is completed on or before July 6, 2001, Herbalife shall pay to the Settlement Class for distribution in accordance with their Herbalife holdings as of the time of the purchase of their securities pursuant to the Proposed Transaction, the greater of $15 million or 20% of the net proceeds of the IPO within 30 days of the closing of the IPO.

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     2.5 Disclosure Issues

     Plaintiffs have asserted that Defendants have failed to make adequate disclosure concerning (a) discussions held with the firm of Saunders, Karp & Megrue concerning a possible transaction; and (b) the Company's projections of future financial results and how Herbalife's actual results for 1999 compare with its projected 1999 results. Defendants hereby agree to revise the Offer to Purchase to contain additional disclosure on these issues, and to recirculate the Offer to Purchase to the Settlement Class at Herbalife's expense.

     2.6 Payment Of Notice Costs

     Herbalife agrees to pay the costs of providing notice of the terms of this settlement to the Settlement Class Members.

     2.7 Fees Of Representative Plaintiffs Counsel

          (a) Herbalife shall pay the sum of $8.5 million to Representative Plaintiffs Counsel as payment for attorneys' fees, expenses and costs (the "Fee and Expense Payment") incurred in the Litigation. Payment of the Fee and Expense Payment is contingent on the Closing of the Merger. Herbalife shall cause the Fee and Expense Payment to be transferred to Plaintiffs' Settlement Counsel within five business days of the Closing of the Merger. Interest shall accrue on the Fee and Expense Payment commencing on the date of the entry of the Judgment by this Court at the rate of 5.8%, simple interest.

          (b) Plaintiffs' Settlement Counsel shall allocate the Fee and Expense Payment among Representative Plaintiffs Counsel in a manner in which Plaintiffs' Settlement Counsel in good faith believe reflects the contributions of such counsel to the prosecution and settlement of the Litigation; provided, however, that in the event that this Stipulation and the settlement set forth herein does not become effective for any reason, or the Judgment is reversed or modified on appeal, and in the event that the Fee and Expense Payment has been paid to any extent, then Representative Plaintiffs Counsel shall within five (5) business days from the event which precludes the Effective Date from occurring or such reversal or modification, refund to Herbalife the fees, expenses, costs and interest previously paid to them, including accrued interest on any such amount at 5.8%, simple interest. Each such Representative Plaintiffs Counsel's law firm, as a condition of receiving such fees and expenses, on behalf of itself and each partner and/or stockholder of it, agrees that the law firm and its partners and/or stockholders are subject to the jurisdiction of the Court for the purpose of enforcing this P. 2.7(b) of this Stipulation. Without limitation, each such law firm and its partners and/or stockholders agree that the Court may, upon application of Defendants, or Plaintiffs' Settlement Counsel, on notice to counsel to the Representative Plaintiffs, summarily issue orders, including, but not limited to, judgments and attachment orders, and may make appropriate findings of or sanctions for contempt, against them or any of them should such law firm fail timely to repay fees and expenses pursuant to this P. 2.7(b) of this Stipulation.

          (c) The Released Persons shall have no responsibility for, and no liability whatsoever with respect to, the allocation of the Fee and Expense Payment among Representative Plaintiffs Counsel, or any other Person who may assert some claim thereto.

          (d) The Fee and Expense Payment is a material term of the settlement set forth in this Stipulation.

     3. Certification of the Settlement Class.

     3.1 For the sole purpose of implementation, approval and consummation of the settlement, the Settling Parties stipulate and agree that the Court may enter an order certifying the Settlement Class, appointing the Representative Plaintiffs as the representatives of the Settlement Class, and appointing the following counsel as counsel for the Settlement Class:

                  MILBERG WEISS BERSHAD HYNES & LERACH LLP
                  Robert A. Wallner
                  One Pennsylvania Plaza
                  New York, New York 10119

                  ABBEY, GARDY & SQUITIERI, LLP
                  Stephen J. Fearon, Jr.
                  212 East 39th Street
                  New York, New York 10016

     3.2 Certification of the Settlement Class and appointment of the class representatives and Settlement Counsel by the Court, as set forth herein, shall be binding only with respect to the settlement set forth in this Stipulation. In the event that this Stipulation is terminated or cancelled or that the Effective Date does not occur for any reason, the stipulated certification of the Settlement Class shall be vacated and the Class Action shall proceed as though the Settlement Class had never been certified. Except to effectuate the settlement, neither the Settling Parties, their respective counsel, nor any member of the Settlement Class shall cite, present as evidence or legal precedent, rely upon, make reference to or otherwise make any use whatsoever of this stipulated certification of the Settlement Class, in this Class Action or in any other proceeding.

     4. Notice Order And Settlement Hearing

     4.1 Promptly after execution of this Stipulation, but in no event later than five (5) days after this Stipulation is signed (unless such time is extended by the written agreement of Plaintiffs' Settlement Counsel and counsel for the Defendants), the Parties shall submit this Stipulation together with its Exhibits to the Court and shall jointly apply for entry of an order (the "Notice Order"), substantially in the form and content of Exhibit "A" attached hereto, requesting that the Settlement Class be certified, the preliminary approval of the settlement set forth in this Stipulation, and approval for the mailing and publication of a Notice of Pendency and Proposed Settlement of Class Action which shall include the general terms of the settlement set forth in this Stipulation and the date of the Settlement Hearing (as defined below in P. 4.2).

     4.2 The Parties shall request that, after notice is given, the Court hold a hearing (the "Settlement Hearing") and finally approve this settlement as set forth herein.

     5. Releases

     5.1 Upon the Effective Date, the Representative Plaintiffs shall release, relinquish and discharge, and each of the Settlement Class Members shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged all Released Claims (including Unknown Claims) against each and all of the Released Persons.

     5.2 Upon the Effective Date, each of the Defendants shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged the Representative Plaintiffs, the Settlement Class Members, and Representative Plaintiffs Counsel from all claims (including Unknown Claims), arising out of, relating to, or in connection with the institution, prosecution, assertion or resolution of the Litigation or the Released Claims.

     5.3 Upon the Effective Date, the Representative Plaintiffs, the Settlement Class Members, and Representative Plaintiffs Counsel shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged the Released Persons from all claims (including Unknown Claims), arising out of, relating to, or in connection with the defense, or resolution of the Litigation or the Released Claims.

     5.4 Except as otherwise expressly provided for in this Stipulation, the Settling Parties shall each bear their own respective attorneys' fees, expenses and costs incurred in connection with the conduct and settlement of the Litigation, and the preparation, implementation and performance of the terms of this Stipulation.

     6. Conditions Of Settlement, Effect Of Disapproval, Cancellation Or Termination

     6.1 The Effective Date of this Stipulation shall be conditioned on the occurrence of all of the following events:

          (a) The Court has entered the Notice Order and certified the Settlement Class, as required by P. P. 3.1 and 4.1, above;

          (b) The Court has entered the Judgment, or a judgment substantially in the form and content of Exhibit "B" attached hereto;

          (c) Defendants have obtained from the Special Committee's independent financial advisor an opinion that $17.00 per share, plus the Settlement Payment of $0.81 per share is fair, from a financial point of view to the public stockholders of Herbalife as of January 23, 2000;

          (d) The Judgment has become Final, as defined in P. 1.8, above; and

          (e) The Closing has occurred.

     6.2 If any of the conditions specified in P. 6.1, above, are not met, then this Stipulation shall be cancelled and terminated unless Plaintiffs' Settlement Counsel and counsel for Defendants mutually agree in writing to proceed with this Stipulation.

     6.3 In the event that this Stipulation is not approved by the Court or the settlement set forth in this Stipulation is terminated or fails to become effective in accordance with its terms, this Stipulation and all negotiations and proceedings relating hereto shall be without prejudice to any or all Settling Parties who shall be restored to their respective positions in the Class Action as of the date of execution of this Stipulation. In such event, the terms and provisions of this Stipulation, with the exception of P. P. 1.1-1.29, 2.7, 3.2, 6.1, 6.2, 6.3 & 6.5 herein, shall have no further force and effect with respect to the Settling Parties and shall not be used in the Litigation or in any other proceeding for any purpose and any Judgment or order entered by the Court in accordance with the terms of this Stipulation shall be treated as vacated, nunc pro tunc.

     6.4 If a case is commenced in respect of any Defendant under Title 11 of the United States Code (Bankruptcy), or a trustee, receiver or conservator is appointed under any similar law, and in the event of the entry of a final order of a court of competent jurisdiction determining the transfer of the Settlement Payment or the Fee and Expense Payment, or any portion thereof, by or on behalf of such Defendant to be a preference, voidable transfer, fraudulent conveyance or similar transaction, then, as to such Defendant only, the releases given and Judgment entered in favor of such Defendant pursuant to this Stipulation shall be null and void.

     6.5 In the event this Stipulation shall be cancelled as set forth in P. 6.3 above, the Settling Parties shall, within two weeks of such cancellation, jointly request a status conference with the Court to be held on the Court's first available date. At such status conference, the Settling Parties shall ask the Court's assistance in scheduling continued proceedings in the Class Action as between the Settling Parties.

     7. Miscellaneous Provisions

     7.1 The Parties (a) acknowledge that it is their intent to consummate this settlement and Stipulation; and (b) agree to cooperate to the extent necessary to effectuate and implement all terms and conditions of this Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of this Stipulation. Representative Plaintiffs' Counsel and Defendants' counsel agree to cooperate to seek dismissal of the California Actions promptly after entry of the Judgment, all claims in the California Actions then having been released by this settlement and the entry of the Judgment.

     7.2 Each Defendant warrants as to himself or itself that, at the time any of the payments provided for herein are made on behalf of himself or itself, he or it is not insolvent and the payment will not render him or it insolvent. This representation is made by each Defendant as to himself or itself and is not made by counsel for the Defendants.

     7.3 Neither this Stipulation nor the settlement contained herein, nor any act performed or document executed pursuant to or in furtherance of this Stipulation or the settlement: (i) is or may be deemed to be or may be used as an admission of, or evidence of, the validity of any Released Claim, or of any wrongdoing or liability of the Released Persons; or (ii) is or may be deemed to be or may be used as an admission of, or evidence of, any fault or omission of any of the Released Persons in any civil, criminal or administrative proceeding in any court, administrative agency or other tribunal. Released Persons may file this Stipulation and/or the Judgment from this action in any other action that may be brought against them in order to support a defense or counterclaim based on principles of res judicata, collateral estoppel, release, good faith settlement, judgment bar or reduction or any theory of claim preclusion or issue preclusion or similar defense or counterclaim.

     7.4 All of the Exhibits to this Stipulation are material and integral parts hereof and are fully incorporated herein by this reference.

     7.5 This Stipulation may be amended or modified only by a written instrument signed by or on behalf of all Parties or their successors-in-interest.

     7.6 This Stipulation and the Exhibits attached hereto constitute the entire agreement among the Parties and no representations, warranties or inducements have been made to any party concerning this Stipulation or its Exhibits other than the representations, warranties and covenants contained and memorialized in such documents. Except as otherwise provided herein, each party shall bear its own costs.

     7.7 Plaintiffs' Settlement Counsel, on behalf of the Settlement Class, are expressly authorized by the Representative Plaintiffs to take all appropriate action required or permitted to be taken by the Settlement Class pursuant to this Stipulation to effectuate its terms and also are expressly authorized to enter into any modifications or amendments to this Stipulation on behalf of the Settlement Class which they deem appropriate.

     7.8 Each counsel or other Person executing this Stipulation or any of its Exhibits on behalf of any party hereto hereby warrants that such person has the full authority to do so.

     7.9 All orders and agreements entered during the course of the Class Action relative to the confidentiality of information shall survive this Stipulation.

     7.10 This Stipulation may be executed by facsimile and in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument. Counsel for the Parties to this Stipulation shall exchange among themselves original signed counterparts and a complete set of original executed counterparts shall be filed with the Court.

     7.11 This Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the Settling Parties hereto.

     7.12 The Court shall retain jurisdiction with respect to implementation and enforcement of the terms of this Stipulation, and all Parties hereto and their counsel submit to the jurisdiction of the Court for purposes of implementing and enforcing the settlement embodied in this Stipulation.

     7.13 This Stipulation and the Exhibits hereto shall be considered to have been negotiated, executed and delivered, and to be wholly performed, in the State of California, and the rights and obligations of the parties to this Stipulation shall be construed and enforced in accordance with, and governed by, the laws of the State of California without giving effect to that state's choice of law principles.

     7.14 Plaintiffs' Settlement Counsel shall have the option to terminate this Stipulation if the Closing has not occurred by June 1, 2000. The Settling Parties may agree in writing to extend this option.


     IN WITNESS WHEREOF, the parties hereto have caused this Stipulation to be executed, by their duly authorized attorneys, as of January 6, 2000.


Dated:  January 7, 2000

                                   MILBERG WEISS BERSHAD
                                   HYNES & LERACH LLP
                                   Robert A. Wallner
                                   One Pennsylvania Plaza
                                   New York, New York  10119-0165
                                   (212) 594-5300


                                  By: /s/ Robert A. Wallner
                                     -------------------------------------
                                     Robert A. Wallner

                                  MILBERG WEISS BERSHAD
                                  HYNES & LERACH LLP
                                  William S. Lerach
                                  Keith F. Park
                                  600 West Broadway, Suite 1800
                                  San Diego, California  92101
                                  (619) 231-1058

                                  ABBEY, GARDY & SQUITIERI, LLP

                                  Stephen J. Fearon, Jr.
                                  212 East 39th Street
                                  New York, New York 10016
                                  (212) 879-3700


                                  By: /s/ Stephen J. Fearon, Jr.
                                     -------------------------------------
                                     Stephen J. Fearon, Jr.

                                   Co-Lead Counsel for Plaintiffs

                                   ALBRIGHT, STODDARD, WARNICK & ALBRIGHT
                                   G. Mark Albright, Bar Number 1394
                                   801 South Rancho Drive, Quail Park Suite D-4
                                   Las Vegas, Nevada 89106
                                   (702) 384-7111

                                   Liaison Counsel for Plaintiffs

                                   LAW OFFICES OF RICHARD B. BRUALDI
                                   Richard B. Brualdi
                                   29 Broadway, Suite 1515
                                   New York, New York 10006
                                   (212) 952-0602


                                   GENE MESH & ASSOCIATES
                                   Gene Mesh
                                   2605 Burnet Avenue
                                   Cincinnati, Ohio  45219
                                   (513) 221-8800


                                   WOLF HALDENSTEIN ADLER FREEMAN & HERZ, LLP
                                   Jeff Smith
                                   270 Madison Avenue
                                   New York, New York 10016
                                   (212) 545-4600


                                   RABIN & PECKEL LLP
                                   Brian Murray
                                   275 Madison Avenue
                                   New York, New York 10016
                                   (212) 682-1818


                                   SHEPHERD & GELLER, LLC
                                   Paul Geller
                                   7200 W. Camino Real, Suite 203
                                   Boca Raton, Florida  33433
                                   (561) 750-3000


                                   LAW OFFICES OF LAWRENCE G. SOICHER
                                   Lawrence G. Soicher
                                   300 Park Avenue, 20th Floor
                                   New York, New York 10022
                                  (212) 980-7000


                                   LAW OFFICES OF JAMES V. BASHIAN
                                   500 Fifth Avenue,
                                   New York, New York 10110
                                   (212) 921-4110


                                   LAVELLE-STUBBERUD & ASSOCIATES
                                   Eleissa C. Lavelle
                                   Laura E. Stubberud
                                   3016 West Charleston Boulevard, Suite 210
                                   Las Vegas, Nevada  89102
                                   (702) 822-2640

                                   Attorneys for Plaintiffs

Dated:  January 7, 2000

                                   IRELL & MANELLA LLP
                                   David Siegel
                                   Daniel P. Lefler
                                   Richard H. Zelichov
                                   1800 Avenue of the Stars, Suite 900
                                   Los Angeles, California  90067-4276
                                   (310) 277-1010


                                   By: /s/ Daniel P. Lefler
                                      ------------------------------------
                                      Daniel P. Lefler

                                   SCHRECK MORRIS
                                   Kristina Pickering, Nevada Bar No. 992
                                   Denise Michaelides, Nevada Bar No. 5579
                                   1200 Bank of America Plaza
                                   300 South Fourth Street
                                   Las Vegas, Nevada  89101
                                   (702) 382-2101

                                   Attorneys for Defendants Herbalife
                                   International, Inc., Timothy Gerrity, Mark
                                   Hughes, Alan D. Liker, Christopher Pair,
                                   Michael E. Rosen and Robert Sandler

Dated:  January 7, 2000

                                   LATHAM & WATKINS
                                   Peter J. Wilson
                                   650 Town Center Drive, 20th Floor
                                   Costa Mesa, CA 92626-1925
                                   (714) 540-1235


                                   By: /s/ Peter J. Wilson
                                      -----------------------------------
                                      Peter J. Wilson


                                   JOLLEY, URGA, WIRTH & WOODBURY
                                   William R. Urga, Nevada Bar No. 1195
                                   3800 Howard Hughes Parkway, 16th Floor
                                   Las Vegas, NV 89109
                                   (702) 385-5161

                                    Attorneys for Defendants Edward J. Hall and
                                    Christopher M. Miner

                             CERTIFICATE OF SERVICE

     Pursuant to Nev. R. Civ. P. 5(b), I certify that I am an employee of SCHRECK MORRIS, and that on this day I deposited for mailing in the U.S. Mail at Las Vegas, Nevada, a true copy of the following enclosed in a sealed envelope upon which first class postage was prepaid: STIPULATION OF SETTLEMENT

TO:

G. Mark Albright                               Gene Mesh
Albright, Stoddard, Warnick &                  Gene Mesh & Associates
  Albright                                     2605 Burnet Avenue
801 S. Rancho Drive, Quail Park #D-4           Cincinnati, OH 45219
Las Vegas, NV 89106
                                               Jeff Smith
Steven G. Schulman                             Wolf Haldenstein Adler
Samuel H. Rudman                                Freeman & Herz, Llp
Milberg Weiss Bershad                          270 Madison Avenue
 Hynes & Lerach LLP                            New York, NY 10016
One Pennsylvania Plaza
New York, NY 10119-0165                        Brian Murray
                                               Rabin & Peckel LLP
William S. Lerach                              275 Madison Avenue
Randall S. Steinmeyer                          New York, NY 10016
Milberg Weiss Bershad
 Hynes & Lerach LLP                            Paul Geller
600 West Broadway, Suite 1800                  Shepherd & Geller, LLC
San Diego, CA 92101                            7200 W. Camino Real, Suite 203
                                               Boca Raton, FL 33433
James J. Serimarco
Abbey, Gardy & Squitieri, LLP                  Lawrence G. Soicher
595 Market Street, Suite 2500                  Law Offices of Lawrence G.  Soicher
San Francisco, CA 94105                        300 Park Avenue, 20th Floor
                                               New York, NY 10022
Richard B. Brualdi
Law Offices of Richard B. Brualdi              Eleissa C. Lavelle
29 Broadway, Suite 1515                        Laura E. Stubberud
New York, NY 10006                             Lavelle-Stubberud & Associates
                                               3016 West Charleston Blvd., Suite 210
                                               Las Vegas, NV 89102

                                               William R. Urga
                                               Jolley, Urga, Wirth & Woodbury
                                               3800 Howard Hughes Prkwy, 16th Flr
                                               Las Vegas, NV 89109

                                               Peter J. Wilson
                                               Latham & Watkins
                                               650 Town Center Drive, 20th Floor
                                               Costa Mesa, CA 92626-1925




                                       /s/ Linda Spates
                                       ------------------------------------
                                       Linda Spates